UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40566

TABOOLA.COM LTD.
(Exact name of registrant as specified in its charter)

16 Madison Square West 7th Floor
New York, NY 10010
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is being filed and shall be incorporated by reference in any registration statement filed by Taboola under the Securities Act of 1933, as amended (the “Securities Act”), that permits incorporation by reference.

TABLE OF CONTENTS
ITEM
99.1	Interim Consolidated Financial Statements (Unaudited) as of and for the three and nine months ended September 30, 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.

	By:	/s/ Stephen Walker
		Name:	Stephen Walker
		Title:	Chief Financial Officer

Date: November 22, 2021